

November 29, 2022

Gastón Paladini
Chief Executive Officer
Moolec Science SA
17, Boulevard F.W. Raiffeisen
L-2411 Luxembourg,
Grand Duchy of Luxembourg

> **Re: Moolec Science SA**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed on November 21, 2022**
> **File No. 333-267912**

Dear Gastón Paladini:

　　We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 28, 2022 letter.

Amendment No. 1 to Registration Statement on Form F-1

Material U.S. Federal Income Tax Considerations, page 130

1.　　We note your revisions in this section that the discussion is the opinion of K&L Gates except as it relates to Section 7874 of the Code, Section 351(a) of the Code and Section 368 of the Code. We note also your statements that no representations are being made with respect to Holdco's treatment as a non-U.S. corporation, the merger's qualification as a reorganization, or whether a gain will be recognized under Section 367(a) of the Code. We reissue comment 4 of our letter dated October 11, 2022, which requested that counsel provide an opinion as to the material tax consequences of the merger. Please revise to remove the limitations to the statement that the discussion in this section is the opinion of

Gastón Paladini
Moolec Science SA
November 29, 2022
Page 2

        K&L Gates. If there is uncertainty regarding the tax treatment of the transactions, counsel may make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion.

        You may contact t Kevin Stertzel at (202) 551-3723 or Melissa Gilmore at (202) 551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Erin Purnell at (202) 551-3454 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing